Exhibit 12.1

ONE Gas, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)	Six Months Ended June 30, 2014		2013		2012		2011		2010		2009
Fixed charges, as defined:
Interest on long-term debt	$25,213		$62,635		$62,088		$55,848		$53,361		$67,182
Interest on lease agreements	835		1,602		1,601		1,529		1,663		1,770

Total fixed charges	26,048		64,237		63,689		57,377		55,024		68,952

Earnings before income taxes	111,259		161,467		156,360		142,762		173,521		146,444

Earnings available for fixed charges	$137,307		$225,704		$220,049		$200,139		$228,545		$215,396

Ratio of earnings to fixed charges	5.27	x	3.51	x	3.46	x	3.49	x	4.15	x	3.12	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations plus fixed charges. “Fixed charges” consist of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.